
05054723




PROCESSED
MAY 1 8 2005
THOMSON
FINANCIAL

FUEL-TECH N.V.

2004 ANNUAL REPORT

MINING NEW OPPORTUNITIES

WITH ADVANCED TECHNOLOGIES

FUEL-TECH N.V. (NASDAQ:FTEK) is a leading technology company engaged in the worldwide development, commercialization and application of state-of-the-art **proprietary technologies** for air pollution control, process optimization, and advanced engineering services. The Company's **core activities** center on its proprietary nitrogen oxide (NOx) reduction processes and its unique application of chemicals to improve combustion unit performance. Both of these businesses rely heavily on the Company's exceptional **computational fluid dynamics** modeling skills, which are enhanced by internally developed, high-end visualization software. Additional information can be found at www.fueltechnv.com.

FINANCIAL HIGHLIGHTS

For the years ended December 31	2004	2003	2002	2001	2000
(in thousands of U.S. dollars, except share data)					
STATEMENT of OPERATIONS DATA					
Net sales	$30,832	$35,736	$32,627	$17,672	$21,906
Selling, general and administrative and other costs and expenses	14,017	12,946	11,687	9,873	9,305
Net income (loss)	1,572	1,120	3,057	(1,633)	415
Basic income (loss) per Common Share	$ 0.08	$ 0.06	$ 0.16	$ (0.09)	$ 0.02
Diluted income (loss) per Common Share	$ 0.07	$ 0.05	$ 0.14	$ (0.09)	$ 0.02
Weighted-average basic shares outstanding	19,517,000	19,637,000	19,350,000	18,592,000	18,396,000
Weighted-average diluted shares outstanding	22,155,000	22,412,000	22,437,000	18,592,000	19,621,000

December 31	2004	2003	2002	2001	2000
BALANCE SHEET DATA					
Working capital	$11,292	$10,973	$13,930	$ 8,844	$12,525
Total assets	23,828	21,598	25,869	20,328	23,089
Long-term obligations	505	299	2,059	491	3,346
Total liabilities	4,873	4,287	9,064	7,193	8,522
Shareholders' equity	18,955	17,311	16,805	13,135	14,567
Net tangible book value per share	$ 0.70	$ 0.61	$ 0.64	$ 0.56	$ 0.59

FRONT COVER

Western coals, such as those contained in this 80-foot thick seam in Wyoming's Powder River Basin, have become an increasingly important component of America's energy mix. With its proprietary suite of NOx reduction and slag inhibition technologies, Fuel Tech helps promote the use of such indigenous resources, while positioning itself for strong future growth.

Photo courtesy of Peabody Energy, a Fuel Tech marketing partner.



Shown left to right: Douglas G. Bailey, Ralph E. Bailey, Steven C. Argabright

A LETTER TO OUR SHAREHOLDERS

Fuel-Tech N.V. recorded net sales of $30.8 million in 2004, down 14% from the prior year. Net income totaled $1.6 million, or $0.07 per diluted share, compared with $1.1 million, or $0.05 per diluted share, in 2003. Net income for 2004 was favorably affected by the recording of a $1.5 million non-cash tax benefit related to the anticipated utilization of net operating loss carryforwards. Excluding this adjustment, net income for the year was $0.1 million.

[illegible] 2004 did not meet our financial expectations as the air pollution control (APC) business continued to bear the brunt of restricted capital spending by electric utilities in the early part of the year. In addition, low prices for 2004 NOx allowances provided utilities with a short-term alternative to installing air pollution control systems for meeting NOx emission requirements specified in the federally-mandated State Implementation Plan. These factors overshadowed another record-breaking year for our FUEL CHEM® business, which saw revenues surge nearly 60% to $16 million.

[illegible], 2004 was a year of important operating [illegible] and will help serve as a springboard to what we believe will be an extremely strong 2005. Particularly noteworthy were the following developments:

- In our FUEL CHEM business, major progress was made in penetrating key utility accounts with our patented Targeted In-Furnace Injection (TIFI) technology, which is designed to treat slagging problems on combustion units burning a variety of fuels. In particular, Western coals, with their typically elevated sodium levels and slag-forming tendencies, represent the single largest market for this technology, estimated at over $200 million. Domestically, we installed TIFI technology on six units burning Western coals during 2004, bringing the total number of such commercially treated units to 11. In addition, a TIFI demonstration at a Western coal-fired boiler commenced in February 2005. We also began treating three heavy fuel oil-fired units, using an advanced hybrid approach, which combines in-fuel and in-furnace injection. We now have seven heavy oil-fired utility units utilizing our TIFI technology. Overseas, the Company successfully demonstrated its first TIFI application on a coal-fired boiler in Italy, with a follow-on commercial order awarded early in 2005.

- In the APC business, we entered into commercial relationships with three of the nation's largest electric utilities, paving the way for a steady stream of NOxOUT® Selective Non-Catalytic Reduction (SNCR) system orders for years to come. An Alliance Agreement was signed in May with Duke Power, covering as many as 24 coal-fired units during the next four years. To date, we are in various phases of engineering and fabrication for several units. At another major southeastern utility, orders

LETTER TO SHAREHOLDERS
(continued)

were received for five coal-fired boilers, with additional orders anticipated during 2005. In addition, in early 2005, Tennessee Valley Authority (TVA), the country's largest public power provider, placed orders for two full-scale, NOxOUT demonstrations on coal-fired units. These systems are scheduled for start-up in June 2005.

- The Company's NOxOUT ULTRA™ process, which provides for the safe and cost-effective conversion of urea to ammonia for use as a reagent in the selective catalytic reduction of NOx, continues to gain acceptance in the marketplace as evidenced by the initial awarding of two such systems in Europe.

- Much of the groundwork has been laid to enter the potentially large Mexican market, where lower quality, indigenous crude oils have created severe slagging and opacity problems in local combustion units. We believe our TIFI technology can improve the efficiency and reliability of many Mexican power plants, as well as reduce visible emissions, and thereby help provide low-cost megawatts to an economy that continues to experience electricity shortages. To that end, we recently signed a formal distribution agreement with our Mexican distribution channel partner and have entered into the first phase of a TIFI demonstration at a government-run facility.

The improving outlook for Fuel Tech reflects not only the many positive steps we have taken during 2004, but also key industry trends that affect certain of our markets. Perhaps of greatest near-term significance is the ongoing critical role of coal in our nation's energy mix.

With growing volatility in world energy markets, the United States is indeed fortunate to be home to the world's largest coal resource base. With nearly 275 billion tons of estimated recoverable reserves, coal is a highly secure and competitive fuel, free of geopolitical and foreign exchange risk. At current annual production rates of 1.1 billion tons, coal represents approximately 250 years of remaining supply, far outstripping any other domestic non-renewable energy source.

Coal is used predominantly in the electricity generation sector, where it is the primary fuel source. During 2004, 50% of U.S. electricity generation was based on coal, followed by nuclear (20%), natural gas (18%) and hydroelectric (7%), with the balance derived from other energy sources, principally petroleum-based products. Coal's importance as a fuel is only expected to grow, both near-term and long-term, based on a flurry of recent announcements regarding new coal-fired power plants and projections of electricity generation developed by the federal government's Energy Information Administration.

Within the coal sector, Western coals continue to exhibit strong growth, accounting for 52% of total U.S. production. These coals, which are mined principally in the Powder River Basin of Wyoming and Montana, are characterized by their low-sulfur content as well as historically low and stable prices, providing an attractive alternative for midwestern and eastern utilities desiring to reduce their overall cost structures. The impetus to increase Western coal purchases intensified during 2004 with the growing spread in the delivered cost of these coals versus supplies from other geographic areas, most notably the Appalachian Region, which saw prices double this past year.

The growing importance of Western coals bodes well for Fuel Tech on two fronts. First, as utilities increase their Western coal burn rates, operational issues arising from slag formation in boilers will intensify and require the types of innovative technologies offered by Fuel Tech. In that regard, our marketing agreement with Peabody Energy, the world's largest private-sector coal company, has provided valuable exposure to several major utilities with slagging issues. In addition, our internal selling efforts continue to uncover attractive new sales opportunities. Second, since Powder River Basin coals typically contain lower levels of nitrogen, they generally produce less NOx upon combustion. As new air pollution control regulations are finalized, NOx emission targets on Western coal-fired power plants west of the Mississippi River are more likely to be satisfied with moderate NOx reduction requirements, which are especially well suited to our family of SNCR offerings.

In other business, we have announced that, effective March 1st, Fuel Tech will discontinue further commercialization of its ACUITIV™ visualization software business, offering the assets to qualified third parties for potential acquisition. As the ACUITIV technology is an essential tool in the design, marketing and sale of our APC and FUEL CHEM products, we will maintain a reduced staff to meet current support and future internal development requirements, as well as support a transition should a sale occur. Accordingly, opportunities to monetize this unique technology will be reviewed and considered as received.

Another record-breaking year for our FUEL CHEM business, which saw revenues surge nearly 60% to $16 million.

As we look ahead to 2005, we believe Fuel Tech is positioned to deliver strong financial performance. Aided by favorable industry trends, including sharp increases in 2005 and 2006 NOx emission allowance prices, the Company is poised to capitalize on the new commercial relationships established in the APC and FUEL CHEM businesses. Revenues should benefit from a current backlog of $17 million in APC projects and by the accelerated penetration of our TIFI technology into some of the nation's largest coal-burning electric utilities. Internationally, we are cautiously optimistic on opportunities in Mexico as well as other geographic regions. Based on the current business outlook, we anticipate Fuel Tech's 2005 revenues increasing by some 45%–55% with a return to healthy profitability.

On a personal note, we would like to welcome back John Morrow to the Board of Directors. John served with distinction between 1985 and 1987 and we are pleased to renew this association. Also, Tom Jones was elected a director of Fuel Tech, Inc., a wholly owned subsidiary of Fuel-Tech N.V. Tom brings a strong background in investment banking to our organization and will stand for election to Fuel-Tech N.V.'s Board of Directors at its 2005 Annual Shareholders' Meeting.

We are truly excited about the future prospects for our Company. The necessary steps have been taken in preparation for this pivotal moment and we are ready to capitalize on the opportunities before us. Fuel Tech has the right mix of people, technologies and resources to create a strong and prosperous future. We remain focused on delivering superior returns to you, our shareholders, and will work diligently to achieve this objective. We thank you for your continued support.

Sincerely,







Ralph E. Bailey,
Chairman and Chief Executive Officer

Douglas G. Bailey,
Deputy Chairman

Steven C. Argabright,
President and Chief Operating Officer

March 15, 2005

Major progress was made **penetrating large, multi-unit, domestic utilities.**

MINING NEW OPPORTUNITIES





Slag removal progression over a 24-hour period following initial chemical feed at a customer's Powder River Basin coal-fired unit.

Fuel Treatment Chemicals

The Company's FUEL CHEM® business focuses on the unique application of specialty chemicals to optimize the performance of utility, industrial and municipal combustion units burning a variety of solid and liquid fuels. Operational improvements associated with this technology include: inhibition of slag formation and furnace fouling; recovery of lost generating capacity; heat rate improvement; flexibility of fuels; minimization of corrosion; elimination of unplanned boiler outages; and reduced acid plume and opacity levels. The development of patented Targeted In-Furnace Injection (TIFI) technology has broadened the market for this product line to include Western coals, principally those mined in the Powder River Basin, which typically contain high levels of slag-forming constituents, such as sodium.

During 2004, the fuel treatment chemicals business enjoyed its most successful year yet with revenues advancing nearly 60% to a record $16 million. Strategically, major progress was made in penetrating large, multi-unit, domestic utilities while, at the same time, laying the groundwork for entering key international markets.

In the United States, orders were received from a number of new accounts, including six TIFI installations on Western coal-fired units, bringing the total number of such units installed by year-end 2004 to 11. These units range in size from 130 to almost 900 megawatts, demonstrating the technology's ability to treat slagging problems on some of the country's largest coal-fired boilers. Thus far in 2005, the Company has announced a FUEL CHEM demonstration on a large Western coal-fired boiler in the southwestern U.S. and a modeling and design engineering order on a Western coal-fired boiler in the Midwest.

In addition to Western coal-related business, attractive opportunities have been developed in the heavy fuel oil-fired market, reflecting the 2003 acquisition of fuel-additive business assets from Martin Marietta Magnesia Specialties, LLC. In particular, we were awarded new TIFI business on oil-fired boilers at two major utilities as well as a unit at a large industrial facility. One of the utility units represents a conversion from conventional in-fuel treatment to the more advanced combination of in-fuel and in-furnace injection, also known as a hybrid approach. Early in 2005, the Company initiated a TIFI demonstration on a very large, heavy oil-fired utility boiler in the eastern U.S., bringing the total number of such TIFI treated units to seven, with more to come in the near future.



TIFI injector about to be inserted in existing boiler port.

Mexico remains a market of immense opportunity as the presence of vanadium and nickel in the high-sulfur Mexican crude oils causes severe slagging, corrosion and opacity problems in many of their combustion units. To help position ourselves for this potential business, Fuel Tech has signed a distribution agreement with Compañía Combustion Technificada S. de R.L. de C.V., our Mexican distribution channel partner. In accordance with required product testing, the Company has entered into the first phase of a TIFI demonstration at a government-run facility.

In Europe, the Company was awarded its first TIFI demonstration project, a 330 megawatt coal-fired utility unit in northern Italy. A commercial order on this unit was awarded early in 2005. To help focus on TIFI marketing opportunities in Germany and Eastern Europe, Fuel Tech entered into a Memorandum of Understanding with a German company in February 2005.

As part of Fuel Tech's ongoing effort to strengthen its competitive position, the Company is developing advanced interactive controls for chemical injection. Utilizing real time, on-line monitoring of process data, a FUEL CHEM control system would continuously assess performance signatures such as degrading fuel quality or boiler operating problems. Once detected, the system would make appropriate adjustments to redirect chemical distribution or dosages so as to maximize performance benefits while minimizing injection costs. Prototype development of an interactive control system is underway for a Western coal-fired TIFI application, with commercialization expected later this year. In addition to this undertaking, other initiatives are in progress to leverage our technology into new market niches where we see opportunities to solve problems in a value-added manner.

Air Pollution Control

NOxOUT®



Tennessee Valley Authority's Shawnee Fossil Plant, a 138 megawatt coal-fired unit, where a commercial demonstration of our NOxOUT SNCR system will take place.

Fuel Tech's air pollution control business encompasses a variety of patented, state-of-the-art proprietary technologies that are focused on the reduction of nitrogen oxides (NOx) from utility, industrial and municipal combustion sources. Principal among these technologies is the NOxOUT® process, a Selective Non-Catalytic Reduction (SNCR) process using urea-based chemicals, which typically achieves a 25% to 50% reduction in NOx emissions. The Company's NOx reduction systems are installed on over 325 units worldwide.

During 2004, Fuel Tech took steps to solidify commercial ties with some of the nation's largest electric utilities. In May, an Alliance Agreement was announced with Duke Power for the supply of NOxOUT SNCR systems and related services for as many as 24 coal-fired units during the next four years. The agreement, which covers units ranging from 40 megawatts to over 700 megawatts, provides Duke Power with scheduling and pricing advantages, while enabling Fuel Tech to optimize its engineering and manufacturing resources. To date, engineering and equipment fabrication is underway on several units, which will help Duke Power meet the requirements of the North Carolina Clean Smokestacks program.

At a second major southeastern utility, orders were received for NOxOUT SNCR systems for five coal-fired boilers, ranging in size from 145 megawatts to 376 megawatts. Lastly, two full-scale demonstration orders for NOxOUT SNCR systems were placed by Tennessee Valley Authority (TVA), the country's largest public power provider. One system will be installed at a 113 megawatt coal-fired unit at Johnsonville Fossil Plant near Waverly, Tennessee, the other at a 138 megawatt coal-fired unit at Shawnee Fossil Plant near Paducah, Kentucky. These systems are scheduled to start-up in June 2005 and operate through the ozone season, which ends in September.

MINING NEW OPPORTUNITIES





Overseas, the Company was awarded several air pollution control contracts, including a NOxOUT engineering and injection equipment order for small industrial units in Korea, as well as NOxOUT systems for municipal solid waste incinerators in France, the United Kingdom and Spain, where three such systems were delivered. In addition, NOxOUT ULTRA™ contracts for two municipal solid waste incinerators were awarded in France, representing the first such European projects. The NOxOUT ULTRA process provides for the safe and cost-effective on-site conversion of urea to ammonia for use as a reagent in the selective catalytic reduction of NOx, eliminating the hazards associated with the transport and storage of ammonia.

Fuel Tech's air pollution control business [illegible] a variety of patented, **state-of-the-art** proprietary technologies that are [illegible] for the reduction of **nitrogen oxides (NOx)** from utility, industrial and [illegible] combustion sources.

In domestic regulatory developments, the Environmental Protection Agency recently finalized one regulation, and is preparing to finalize a second regulation, governing NOx emissions from coal-fired power plants. The first regulation is the Clean Air Interstate Rule (CAIR), which includes year-round NOx reduction requirements and, for the first time, would extend to some western states. An estimated 140 additional utility boilers would be affected for NOx by this rule, with compliance starting in 2009. The second regulation, known as the Regional Haze Rule, is a nationwide initiative to improve visibility in federally preserved areas, such as national parks, forests and seashores, by reducing NOx and other fine-particle-forming pollutants. This rule, which is expected to be finalized later this year, will expand the NOx reduction market to the remaining western states unaffected by CAIR or the State Implementation Plan (SIP) Call, affecting approximately 50 additional large coal-fired utility boilers, as well as some large industrial boilers.

WESTERN COAL PRODUCTION* AS PERCENTAGE OF TOTAL U.S. COAL PRODUCTION


70%
60%
50%
40%
30%
20%
10%
0%
1984
1989
1994
1999
2004
2010
2015
2020
2025

*Primarily Wyoming, Montana, Colorado, North Dakota, New Mexico and Utah
Source: Energy Information Administration

Western coals continued to penetrate new markets in 2004, resulting in a

52% share of U.S. production,

with growth predicted to increase to 60% by 2025.

NOx emission allowance prices have escalated sharply from 2004 levels,

providing further impetus to install NOx reduction systems in lieu of purchasing credits in the open market.

NOx PRICES–2004, 2005, 2006
(January 2004–February 2005)


4,000
3,700
3,400
3,100
2,800
2,500
2,200
1,900
1,600
SETTLE PRICE
($/Ton NOx)
Jan 04
Feb 04
Mar 04
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
NOx PRICE 2004
NOx PRICE 2005
NOx PRICE 2006

Source: Evolution Markets LLC

(in thousands of U.S. dollars, except share data)

Selected financial data are presented below as of the end of and for each of the fiscal years in the five-year period ended December 31, 2004. The selected financial data should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2004, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	For the years ended December 31				
STATEMENT OF OPERATIONS DATA	2004	2003	2002	2001	2000
Net sales	$30,832	$35,736	$32,627	$ 17,672	$21,906
Selling, general and administrative and other costs and expenses	14,017	12,946	11,687	9,873	9,305
Net income (loss)	1,572	1,120	3,057	(1,633)	415
Basic income (loss) per Common Share	$ 0.08	$ 0.06	$ 0.16	$ (0.09)	$ 0.02
Diluted income (loss) per Common Share	$ 0.07	$ 0.05	$ 0.14	$ (0.09)	$ 0.02
Weighted-average basic shares outstanding	19,517,000	19,637,000	19,350,000	18,592,000	18,396,000
Weighted-average diluted shares outstanding	22,155,000	22,412,000	22,437,000	18,592,000	19,621,000

	December 31				
BALANCE SHEET DATA	2004	2003	2002	2001	2000
Working capital	$11,292	$10,973	$13,930	$ 8,844	$12,525
Total assets	23,828	21,598	25,869	20,328	23,089
Long-term obligations	505	299	2,059	491	3,346
Total liabilities	4,873	4,287	9,064	7,193	8,522
Shareholders' equity	18,955	17,311	16,805	13,135	14,567
Net tangible book value per share	$ 0.70	$ 0.61	$ 0.64	$ 0.56	$ 0.59

Notes:

(1) Shareholders' equity includes $532,000 principal amount of nil coupon non-redeemable perpetual loan notes. See Note 4 to the consolidated financial statements.

(2) Net tangible book value per share assumes full conversion of Fuel Tech's nil coupon non-redeemable perpetual loan notes into shares of Fuel Tech's Common Shares.

(3) Effective January 1, 2002, Fuel Tech adopted Financial Accounting Standards Board (FASB) Statement No. 142, "Goodwill and Other Intangible Assets." Under the guidance of this statement, goodwill and indefinite-lived intangible assets are no longer amortized but will be reviewed annually, or more frequently if indicators arise, for impairment. For the 12 months ended December 31, the following table depicts the impact on each of the prior years noted, had the non-amortization policy been applied.

	2001	*2000*
Reported net (loss) income	*$(1,633,000)*	*$415,000*
Add back: Goodwill amortization	*334,000*	*334,000*
Adjusted net (loss) income	*$(1,299,000)*	*$749,000*
Basic earnings per share:		
Reported net (loss) income	*$ (0.09)*	*$ 0.02*
Add back: Goodwill amortization	*0.02*	*0.02*
Adjusted net (loss) income	*$ (0.07)*	*$ 0.04*
Diluted earnings per share:		
Reported net (loss) income	*$ (0.09)*	*$ 0.02*
Add back: Goodwill amortization	*0.02*	*0.02*
Adjusted net (loss) income	*$ (0.07)*	*$ 0.04*

BACKGROUND

Fuel-Tech N.V. ("Fuel Tech") is a technology company that provides advanced engineering solutions for the optimization of combustion systems in utility and industrial applications. Fuel Tech currently generates revenues from the following product lines:

Nitrogen Oxide ("NOx") Reduction Technologies Fuel Tech markets a suite of nitrogen oxide (NOx) reduction technologies. These include the NOxOUT®, NOxOUT CASCADE®, and NOxOUT SCR® Processes, which use the injection of chemicals to reduce NOx emissions in flue gas from boilers, incinerators, furnaces and other stationary combustion sources to meet statutory NOx reduction requirements worldwide. Fuel Tech distributes its products through its direct sales force, licensees and agents. The near-term driver for growth in this business is the Ozone Transport SIP (State Implementation Plan) Call, which required 19 states to decrease their NOx emissions by May 31, 2004. This regulation impacts 700-800 utility boilers and 400-500 large industrial boilers (see below for more detail on the SIP Call). Fuel Tech believes that the implementation of the SIP Call will extend well beyond the May 31, 2004 implementation date.

Fuel Treatment Chemicals Fuel Tech's proprietary Targeted In-Furnace Injection (TIFI) technology centers on the unique application of specialty chemicals to improve the performance of combustion units. Specifically, this technology is used to address slagging, fouling, corrosion and plume abatement in furnaces and boilers through the injection of chemicals into the fuel or via TIFI. Fuel Tech sells its fuel treatment chemicals through its direct sales force and agents to industrial and utility power-generation facilities. Fuel Tech believes its largest market opportunity for this product line is those units burning Western coals, many of which have significant operational issues related to the formation of slag.

Visualization Software To further aid the accuracy and expediency with which process solutions could be designed and delivered to a customer, Fuel Tech internally developed a visualization software product called ACUITIV™. The software allows users to visualize complex data sets in a three-dimensional immersive environment. The ACUITIV software product was commercially introduced in the second quarter of 2002. The ACUITIV product offering was designed to provide customers in several industries including automotive, aerospace and defense, chemical processing and energy, with the ability to uncover new opportunities, improve designs, accelerate decision-making and shorten product development time to market. In early 2005, ACUITIV was discontinued as a commercial venture. The software will continue to be maintained and utilized internally on a prospective basis because it is an essential tool in the design, marketing and sale of Fuel Tech's NOx reduction and FUEL CHEM® product applications.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require Fuel Tech to make estimates and assumptions. Fuel Tech believes that of its accounting policies (see Note 1 to the consolidated financial statements) the following involves a higher degree of judgment and complexity and are deemed critical. Fuel Tech discusses its critical accounting policies with the Audit Committee.

Revenue recognition
Fuel Tech uses the percentage of completion method of accounting for certain long-term equipment construction and license contracts. Under the percentage of completion method, sales and gross profit are recognized as work is performed based on the relationship between actual construction costs incurred and total estimated costs at completion. Since the financial reporting of these contracts depends on estimates that are assessed continually during the term of the contract, recognized sales and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Different results are possible when using different assumptions.

As part of most of its contractual project agreements, Fuel Tech will agree to customer-specific acceptance criteria that relate to the operational performance of the system that is being sold to the customer. These criteria are determined based on mathematical modeling that is performed by Fuel Tech personnel, which is based on operational inputs that are provided by the customer. The customer will warrant that these operational inputs are accurate as they are specified in the binding contractual agreement. Further, the customer is solely responsible for the accuracy of the operating condition information and all performance guarantees and equipment warranties granted by Fuel Tech are void if the operating condition information is inaccurate or is not met.

Fuel Tech has installed over 325 units with the technology and has never failed to meet a performance guarantee when the customer has provided the required operating conditions for the project. As part of the project implementation process, Fuel Tech will perform system start-up and optimization services that effectively serve as a test of actual project performance. Fuel Tech believes that this test, combined with the accuracy of the modeling that is performed, enables revenue to be recognized prior to the receipt of formal customer acceptance.

Allowance for doubtful accounts

Fuel Tech, in order to control and monitor the credit risk associated with its customer base, reviews the credit worthiness of customers on a recurring basis. Factors influencing the level of scrutiny include the level of business the customer has with Fuel Tech, the customer's payment history and the customer's financial stability. Representatives of Fuel Tech's management team review all past due accounts on a weekly basis to assess collectibility. At the end of each reporting period, the reserve balance is reviewed relative to management's collectibility assessment and is adjusted if deemed necessary. Fuel Tech's historical credit loss has been insignificant.

Assessment of potential impairments of goodwill and intangible assets

Effective January 1, 2002, Fuel Tech adopted Financial Accounting Standards Board (FASB) Statement No. 142, "Goodwill and Other Intangible Assets." Under the guidance of this statement, goodwill and indefinite-lived intangible assets are no longer amortized, but rather, are required to be reviewed annually or more frequently if indicators arise, for impairment. The evaluation of impairment involves comparing the current fair value of the business to the recorded value. Fuel Tech uses a discounted cash flow model (DCF) to determine the current fair value of its two reporting units. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce and working capital changes. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. However, actual fair values that could be realized in an actual transaction may differ from those used to evaluate the impairment of goodwill.

Fuel Tech reviews other intangible assets, which include a customer list, a covenant not to compete and patent assets, for impairment on a recurring basis or when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Management considers historical experience and all available information at the time the estimates of future cash flows are made; however, the actual cash values that could be realized may differ from those that are estimated.

Valuation allowance for deferred income taxes

Deferred tax assets represent deductible temporary differences and net operating loss and tax credit carryforwards. A valuation allowance is recognized if it is more likely than not that some portion of the deferred tax asset will not be realized.

Upon review of its potential sources of taxable income, Fuel Tech has concluded that it is more likely than not that some portion of the deferred tax asset will not be realized. Fuel Tech considers if there are taxable temporary differences that could generate taxable income in the future, if there is the ability to carryback the net operating loss, if there is a projection of future taxable income and if there are any tax planning strategies that can be readily implemented. Fuel Tech is a company whose revenues are generated from a customer base that is heavily regulated. This fact lends some uncertainty to the ability of the Company to project forward-looking income with precision.

2004 VERSUS 2003

Net sales for the 12 months ended December 31, 2004 and 2003 were $30,832,000 and $35,736,000, respectively. The year-on-year decline reflects a reduction in revenues derived from the NOx reduction project product line. Revenues for this product line were $14.6 million in 2004 versus $25.4 million in 2003. As referred to in previous filings, although the Environmental Protection Agency's (EPA) State Implementation Plan (SIP) Call regulation became effective as of May 31, 2004, there were several factors that led to a slowing of equipment orders in the air pollution control business late in 2003 and during the first half of 2004. NOx allowance prices for 2004 were depressed as a result of weak demand for power, the existence of a shortened ozone season and due to the allocation of supplemental NOx allowances. Consequently, some utilities were able to delay capital spending related to NOx control and they met their emissions reduction requirements on a short-term basis through the purchase of allowances and other temporary means. In addition, many utilities continued to experience significant capital constraints. Based on these market factors, the air pollution control business weakened during the latter portion of 2003 and the first half of 2004. As expected, the second half of 2004 began to show improvement with the receipt of several air pollution control project orders. Increased strength in this business is expected in 2005 and 2006 and Fuel Tech continues to work towards developing alliance agreements with critical customers looking to finalize their compliance plans.

The decline in NOx reduction project revenues was partially offset by record fuel treatment chemical revenues. Revenues for the FUEL CHEM product line increased to $16.2 million from $10.3 million in 2003, an increase of almost 60%. Revenues derived from Western coal-fired utility boilers had the largest year-on-year impact, and contributions from the customer contracts acquired from Martin Marietta Magnesia Specialties, LLC on September 30, 2003 also contributed to the increase.

Fuel Tech believes that attaining success on additional Western coal-fired utility boilers will lead to more expedient penetration of the Western coal-fired utility market. Sales and marketing efforts are intensely focused on penetrating this market as it represents the largest opportunity for the fuel treatment chemical business. The Company's TIFI technology alleviates the slagging and fouling issues associated with burning coals that are high in low-melting-point ash constituents, such as sodium.

The SIP Call, introduced in 1998, is the federal mandate that required 22 states to reduce NOx emissions by May 2003. On March 3, 2000, an appellate court of the D.C. Circuit upheld the validity of the SIP Call for 19 of the 22 states and, on June 22, 2000, the same court made a final ruling upholding the EPA's SIP Call regulation and denying the appeal of the states and utilities. Although the NOx reduction requirement date was moved back one year to May 31, 2004, 19 states were required to complete and issue their State Implementation Plans for NOx reduction by October 2000. These plans, which the EPA had until October 2001 to approve, will potentially impact 700 to 800 utility boilers and 400 to 500 industrial units. Although the SIP Call was the subject of litigation, an appellate court of the D.C. Circuit upheld the validity of this regulation. This court's ruling was later affirmed by the U.S. Supreme Court.

In February 2001, the U.S. Supreme Court, in a unanimous decision, upheld EPA's authority to revise the National Ambient Air Quality Standard for ozone to 0.080 parts per million averaged through an eight-hour period from the current 0.120 parts per million for a one-hour period. This more stringent standard provides clarity and impetus for air pollution control efforts well beyond the current ozone attainment requirement of 2007. In keeping with this trend, the Supreme Court, only days later, denied industry's attempt to stay the SIP Call, effectively exhausting all means of appeal.

On December 23, 2003, EPA proposed a new regulation that affects the SIP Call states by calling for more NOx reductions in 2010 and 2015. Also, deep NOx reductions are called for in 10 additional states outside the current SIP Call region. The proposed rule, called "The Interstate Air Quality Rule," allows a cap and trade format similar to the SIP Call. This rule, or one that is similar in nature, is expected to be passed in the near term.

Based on these regulatory developments, Fuel Tech expects to enjoy continued demand for its air pollution technologies over the next several years.

Cost of sales as a percentage of net sales for the 12-month period ended December 31, 2004 declined to 54% from 61% in the prior year due to two primary reasons. First, a significantly larger percentage of the revenues for the 12-month period ended December 31, 2004 were generated by the fuel treatment chemical product line. The gross margins realized by the fuel treatment chemical product line are typically higher than the NOx reduction project business. Secondarily, a larger percentage of the NOx reduction project revenues generated for the 12-month period ended December 31, 2003 were generated by NOx reduction turnkey projects than in 2004. When Fuel Tech receives a NOx reduction project order from a customer, the scope of the project can include two components. First, there is the Fuel Tech equipment scope for a project and second, there is an installation scope for a project. Due to its patented technology, Fuel Tech's equipment scope for a project generates a higher gross margin than does the installation scope for a project. Historically, most NOx reduction projects undertaken by Fuel Tech have not included the installation scope of a project and this portion of the work has been the responsibility of the end customer. When Fuel Tech is responsible for both components of the project scope, the overall project margin is reduced.

Selling, general and administrative expenses were $12,775,000 and $11,659,000 for the 12 months ended December 31, 2004 and 2003, respectively. Of the $1,116,000 increase, $400,000 was due to employment-related costs for sales and marketing personnel related to the fuel treatment chemical business. Market penetration of Fuel Tech's TIFI technology in the coal-fired utility market remains a strategic priority. The remainder of the variance was due primarily to an increase in engineering expenses, which was driven by the reduction in NOx reduction project activity. When engineering employees are specifically working on NOx reduction projects, their costs are classified as cost of sales.

Research and development expenses were $1,242,000 and $1,287,000 for the 12 months ended December 31, 2004 and 2003, respectively. Fuel Tech continues to pursue commercial applications for technologies related to its core businesses, with a particular focus on its FUEL CHEM technologies.

There was no interest expense recorded for the 12-month period ended December 31, 2004, while $25,000 was recorded during 2003. Fuel Tech paid off the entirety of its outstanding debt balance in the second quarter of 2003.

Other expense was $83,000 for the 12 months ended December 31, 2004 versus other income of $144,000 for the 12 months ended December 31, 2003. The decline is principally due to recording an impairment loss for certain patent assets in the amount of $113,000 in 2004. Additionally, Fuel Tech had lower interest income in 2004 resulting from a lower average outstanding cash balance in 2004 versus 2003.

Fuel Tech's income tax benefit of $1,406,000 for 2004 predominantly represents the recording of a $1,500,000 reduction in the deferred tax asset valuation allowance representing the anticipated utilization of net operating loss carryforwards in subsequent years. Based on a review of both historical and projected taxable income, Fuel Tech concluded that it is more likely than not that some portion of the net operating losses will be utilized in subsequent years and that a reduction in the deferred tax valuation allowance was required. The $94,000 in tax expense that offsets this amount primarily represents state income tax expense. Fuel Tech did not record a financial impact from income taxes in 2003.

2003 VERSUS 2002

Net sales for the 12 months ended December 31, 2003 and 2002 were $35,736,000 and $32,627,000, respectively. The improvement was primarily attributable to the increase in fuel treatment chemical revenues, as this product line contributed revenues at a record level during 2003. Fuel treatment chemical revenues increased by 45% in 2003 to $10.3 million from $7.1 million in 2002. Within the fuel treatment chemical product line, revenues derived from Western coal-fired utility boilers had the largest year-on-year impact as additional customers were attained in this market segment. Additionally, positive contributions were attained from utilities burning oil, both in the United States and in foreign locations. Fuel Tech believes that its success on several Western coal-fired utility boilers, along with intensely focused sales and marketing efforts and the utilization of strategic partners, will lead to further penetration of the Western coal-fired utility market in the near future. The coal-fired market represents the largest market opportunity for the fuel treatment chemical business and penetration into this market is a priority. The Company's TIFI technology alleviates the slagging and fouling issues associated with burning coals that are high in low-melting-point ash constituents, such as sodium.

NOx reduction project revenues in 2003 were $25.4 million, which approximates the same level as 2002. Even with the Environmental Protection Agency's (EPA) SIP (State Implementation Plan) Call regulation in place, two factors led to a slowing of equipment orders in the air pollution control business in the latter part of the year. First, rulings related to New Source Review caused our utility customers to reassess their SIP Call compliance plans to ensure that they will meet their overall NOx reduction requirements in the most cost-effective manner. Although the Company expects this recent ruling to benefit business in the future, the impact in the near-term was a delay in the receipt of orders. Second, many utilities were experiencing significant capital constraints. This, coupled with depressed NOx allowance prices for 2004, which were the result of weak demand for power and the existence of a shortened ozone season, caused some utilities to delay capital spending and to meet their requirements on a short-term basis through the purchase of allowances and other temporary means. Based on these market factors, the air pollution control business did weaken during the latter portion of 2003, and was expected to remain weak during the first half of 2004.

Cost of sales as a percentage of net sales for the 12-month period ended December 31, 2003 was 61% versus 56% for the same period of the prior year. This percentage increase reflected a change in product mix within the NOx reduction project product line. In 2003, a significantly larger percentage of the NOx reduction project revenues were generated by turnkey projects, which include both scope components of a project, versus the comparable period in 2002. As noted previously, when Fuel Tech receives a NOx reduction project order from a customer, the scope of the project can include two components, Fuel Tech's equipment scope for a project and an installation scope for a project. When Fuel Tech is responsible for both components of the project scope, the overall project margin is reduced.

Selling, general and administrative expenses increased by $1,427,000 to $11,659,000 for the 12-month period ended December 31, 2003 from $10,232,000 for the same period of 2002. Approximately $800,000 of the increase was due to employment-related costs for sales and marketing personnel that were added in the latter half of 2002 and during 2003 to support the fuel treatment chemical product line. Market penetration of Fuel Tech's TIFI technology in the coal-fired utility market remains a strategic priority. To a lesser degree, approximately $300,000 of the increase was due to selling, general and administrative expenses incurred by Fuel Tech's foreign operations. Foreign expenses increased modestly in 2003 versus 2002; however, the strength of the Euro in 2003 versus 2002 served to have a significant negative impact on U.S. dollar reporting. Lastly, the remainder of the variance was attributable to administrative cost increases in a variety of cost categories including employment costs, insurance premiums, audit fees and directors' fees.

Research and development expenses for the 12 months ended December 31, 2003 and 2002 were $1,287,000 and $1,455,000, respectively. The decrease in research and development spending was due to the treatment of the ACUITIV software business as a commercial enterprise commencing late in the third quarter of 2002 and thereafter. Prior to this date, this business was considered as a research and development effort.

Interest expense for the 12 months ended December 31, 2003 was reduced to $25,000 from $136,000 in the prior 12-month period. In the second quarter of the year, the Company paid off the entirety of its outstanding debt balance.

Other income and expense for the 12-month period ended December 31, 2003 was $144,000 versus $139,000 for the same period in 2002.

No provision for federal or state income taxes was recorded during the 12-month period ended December 31, 2003 due to the existence of net operating loss carryforwards. An income tax benefit of $150,000 was recorded in 2002, which represented a reduction of the reserve for prior years' state income tax refunds receivable, as the related receivables were collected in 2002. Fuel Tech had $17.5 million in U.S. federal income tax loss carryforwards as of December 31, 2003, the deferred tax benefit of which had been offset by a valuation allowance in Fuel Tech's balance sheet.

LIQUIDITY AND SOURCES OF CAPITAL

At December 31, 2004, Fuel Tech had cash and cash equivalents of $6,531,000 and working capital of $11,292,000 versus $7,812,000 and $10,973,000 at the end of 2003, respectively. Operating activities provided $714,000 of cash in 2004 primarily due to Fuel Tech's operating profit before depreciation and amortization. Investing activities used cash of $2,067,000 during the year. Of this amount, $1,100,000 was used for equipment related to the fuel treatment chemical business, while the remainder primarily was used for test equipment, furniture and fixtures and other administrative-related capital requirements. Lastly, Fuel Tech generated cash from the exercise of stock options in the amount of $34,000.

Fuel Tech, Inc. (FTI) had a $10.0 million revolving credit facility expiring July 31, 2004, which was collateralized by all personal property owned by FTI. Effective June 30, 2004, FTI amended the facility to increase the line to $15.0 million, and to extend the expiration date until July 31, 2006. FTI can use this facility for cash advances and standby letters of credit. Cash advances under this facility bear interest based on the following:

- The Bank Prime Rate reduced by a range of zero to 50 basis points, or
- The Bank Interbank Offering Rate increased by a range of 200 to 250 basis points

The Company can choose which rate to apply to borrowings.

At December 31, 2004, the bank had provided standby letters of credit, predominantly to customers, totaling approximately $378,000 in connection with contracts in process. FTI is committed to reimbursing the issuing bank for any payments made by the bank under these letters of credit. At December 31, 2004, there were no cash borrowings under the revolving credit facility and approximately $14,622,000 was available for utilization.

Interest payments were $39,000 and $156,000 for the years ended December 31, 2003 and 2002, respectively. There were no required interest payments in 2004.

In the opinion of management, Fuel Tech's expected near-term revenue growth will be driven by the timing of penetration of the coal-fired utility marketplace via utilization of its TIFI technology, and by various entities' implementation of the NOx reduction requirements of the CAAA. Fuel Tech expects its liquidity requirements to be met by the operating results generated from these activities.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In its normal course of business, Fuel Tech enters into agreements that obligate Fuel Tech to make future payments. The operating lease obligations noted below are primarily related to supporting the normal operations of the business and are not recognized as liabilities in Fuel Tech's consolidated balance sheet in accordance with generally accepted accounting principles.

	Payments due by period in thousands of U.S. dollars				
Contractual Cash Obligations	Total	Less than 1 year	2–3 years	4–5 years	Thereafter
Operating Leases	$2,139	$457	$907	$754	$21

Fuel Tech has a sublease agreement that obligates the lessee to make future payments to FTI. The sublease obligations noted below are related to a sublease agreement between FTI and American Bailey Corporation (ABC). ABC will reimburse FTI for its share of lease and lease-related expenses under FTI's January 29, 2004 lease of its executive offices in Stamford, Connecticut. Please refer to Note 8 to the consolidated financial statements for a discussion of the relation between FTI and ABC.

	Rental payments due to FTI by period in thousands of U.S. dollars				
Contractual Cash Obligations	Total	Less than 1 year	2–3 years	4–5 years	Thereafter
Sublease	$ 488	$ 96	$192	$192	$ 8

Fuel Tech, in the normal course of business, uses bank performance guarantees and letters of credit in support of construction contracts with customers as follows:

- In support of the warranty period defined in the contract, or
- In support of the system performance criteria that are defined in the contract

In addition, Fuel Tech uses letters of credit as security for other obligations as needed in the normal course of business. As of December 31, 2004, Fuel Tech has outstanding bank performance guarantees and letters of credit as noted in the table below:

	Commitment expiration by period in thousands of U.S. dollars				
Commercial Commitments	Total	Less than 1 year	2–3 years	4–5 years	Thereafter
Standby letters of credit and bank guarantees	$ 378	$199	$150	$ 29	—

FORWARD-LOOKING INFORMATION

From time to time, information provided by Fuel Tech, statements made by its employees or information included in its filings with the Securities and Exchange Commission (including this Annual Report) may contain statements that are not historical facts, so-called "forward-looking statements." These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Fuel Tech's actual future results may differ significantly from those stated in any forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, including, but not limited to, product demand, pricing, market acceptance, litigation, risk of dependence on significant customers, third-party suppliers and intellectual property rights, risks in product and technology development and other risk factors detailed in this Annual Report and in Fuel Tech's Securities and Exchange Commission filings.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Fuel Tech's earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Fuel Tech does not enter into foreign currency forward contracts or into foreign currency option contracts to manage this risk due to the immaterial nature of the transactions involved.

Fuel Tech is also exposed to changes in interest rates primarily due to its long-term debt arrangement (refer to Note 7 to the consolidated financial statements). A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not have a materially adverse effect on interest expense during the upcoming year ended December 31, 2005.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Fuel Tech's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. As required by Rule 13a-15(c) under the Exchange Act, Fuel Tech's management carried out an evaluation, with the participation of the Fuel Tech's Chief Executive Officer and Chief Financial Officer, of the effectiveness of its internal control over financial reporting as of the end of the last fiscal year. The framework on which such evaluation was based is contained in the report entitled "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Report").

In performing the evaluation, one instance was found where the procedures and controls were insufficient to ensure that infrequent or unusual business transactions, such as lease agreements, are analyzed, recorded, and monitored in the context of authoritative accounting guidance such that these transactions are recognized in accordance with generally accepted accounting principles. Rent expense during the year was understated due to the accounting treatment for a "free rent" period that was provided in its lease agreement for its corporate headquarters. Fuel Tech had recorded rent expense in accordance with the required rental payment schedule in the lease, rather than amortizing the total minimum lease payments over the full term of the lease. The adjustment for additional rent expense of $123,000 was recorded subsequent to the press release issued on Thursday, March 3, 2005. Fuel Tech has only one other building lease agreement.

Management evaluated the impact of this adjustment on Fuel Tech's assessment of its system of internal control and has concluded that the control deficiency that resulted in the one instance of incorrect lease accounting represented a material weakness. Management has concluded that, as of December 31, 2004, Fuel Tech's internal control over financial reporting was not effective based on the criteria set forth by the COSO Report, as a result of this one material weakness.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

REMEDIATION STEPS TO ADDRESS MATERIAL WEAKNESS

To remediate the material weakness in Fuel Tech's internal control over financial reporting, Fuel Tech has implemented additional review procedures over the factors affecting infrequent or unusual business transactions, including lease agreements.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share data)

	December 31 2004	December 31 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,531	$ 7,812
Accounts receivable, net of allowances for doubtful accounts of $74 and $311, respectively	7,358	6,095
Inventories	311	312
Deferred income taxes	500	—
Prepaid expenses and other current assets	960	742
Total current assets	15,660	14,961
Equipment, net of accumulated depreciation of $7,209 and $6,165, respectively	2,863	2,127
Goodwill	2,119	2,119
Other intangible assets, net of accumulated amortization of $968 and $875, respectively	1,342	1,546
Deferred income taxes	1,144	124
Other assets	700	721
Total assets	$ 23,828	$ 21,598
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,705	$ 2,244
Accrued liabilities:		
Employee compensation	706	797
Other accrued liabilities	957	947
Total current liabilities	4,368	3,988
Other liabilities	505	299
Total liabilities	4,873	4,287
Shareholders' equity:		
Common stock, $.01 par value, 40,000,000 shares authorized, 19,529,952 and 19,621,503 shares issued, respectively	195	196
Additional paid-in capital	88,600	89,698
Accumulated deficit	(70,458)	(72,030)
Accumulated other comprehensive income	86	48
Treasury stock	—	(1,133)
Nil coupon perpetual loan notes	532	532
Total shareholders' equity	18,955	17,311
Total liabilities and shareholders' equity	$ 23,828	$ 21,598

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share data)

	For the years ended December 31		
	2004	2003	2002
Net sales	$30,832	$35,736	$32,627
Costs and expenses:			
Cost of sales	16,566	21,789	18,232
Selling, general and administrative	12,775	11,659	10,232
Research and development	1,242	1,287	1,455
	30,583	34,735	29,919
Operating income	249	1,001	2,708
Income from equity interest in affiliates	—	—	196
Interest expense	—	(25)	(136)
Other (expense) income, net	(83)	144	139
Income before taxes	166	1,120	2,907
Income tax benefit	1,406	—	150
Net income	$ 1,572	$ 1,120	$ 3,057
Net income per Common Share			
Basic	$ 0.08	$ 0.06	$ 0.16
Diluted	0.07	0.05	0.14
Average number of Common Shares outstanding			
Basic	19,517,000	19,637,000	19,350,000
Diluted	22,155,000	22,412,000	22,437,000

See notes to consolidated financial statements.

(in thousands)

	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Treasury Stock		Nil Coupon Perpetual	
	Shares	Amount	Capital	Deficit	Income (Loss)	Shares	Amount	Loan Notes	Total
Balance at January 1, 2002	18,984	$190	$87,720	$(76,207)	$(68)	64	$(1,098)	$ 2,598	$13,135
Comprehensive income:									
Net income				3,057					3,057
Adjustment for fair value of derivative					42				42
Foreign currency translation adjustments					36				36
Comprehensive income									3,135
Conversion of nil coupon perpetual loan notes into Common Stock	387	4	2,062					(2,066)	—
Exercise of stock options and warrants	243	2	533						535
Other						46			
Balance at December 31, 2002	19,614	$196	$90,315	$(73,150)	$ 10	110	$(1,098)	$ 532	$16,805
Comprehensive income:									
Net income				1,120					1,120
Foreign currency translation adjustments					38				38
Comprehensive income									1,158
Exercise of stock options and warrants	282	3	320						323
Purchase of shares for retirement	(274)	(3)	(937)						(940)
Other						8	(35)		(35)
Balance at December 31, 2003	19,622	$196	$89,698	$(72,030)	$ 48	118	$(1,133)	$ 532	$17,311
Comprehensive income:									
Net income				1,572					1,572
Foreign currency translation adjustments					38				38
Comprehensive income									1,610
Exercise of stock options and warrants	26		34						34
Share retirement	(118)	(1)	(1,132)			(118)	1,133		—
Balance at December 31, 2004	19,530	$195	$88,600	$(70,458)	$ 86	—	$ —	$ 532	$18,955

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	For the years ended December 31		
	2004	2003	2002
OPERATING ACTIVITIES			
Net income	$ 1,572	$ 1,120	$ 3,057
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,225	1,047	902
Amortization	137	65	41
Provision for doubtful accounts	92	425	289
Loss on equipment disposals/impaired assets	109	32	186
Income from equity interest in affiliates	—	—	(196)
Deferred income tax	(1,520)	(36)	(150)
Cash payments against German subsidiary closing reserve	—	—	(20)
Changes in operating assets and liabilities:			
Accounts receivable	(1,355)	2,329	(3,813)
Inventories	—	108	(146)
Prepaid expenses, other current assets and other noncurrent assets	(197)	(454)	(68)
Accounts payable	461	(2,821)	3,087
Accrued liabilities and other noncurrent liabilities	125	(156)	144
Deferred revenue	—	—	(319)
Other	65	—	7
Net cash provided by operating activities	714	1,659	3,001
INVESTING ACTIVITIES			
Investment in and loans to CDT	—	—	250
Proceeds from sale of equipment	13	—	17
Acquisition of fuel additive business	—	(1,348)	—
Purchases of equipment and patents	(2,080)	(1,024)	(1,338)
Net cash used in investing activities	(2,067)	(2,372)	(1,071)
FINANCING ACTIVITIES			
Proceeds from exercise of stock options	34	323	535
Purchase of treasury shares	—	(35)	—
Purchase of shares to be retired	—	(940)	—
Repayment of borrowings	—	(1,800)	(900)
Net cash provided by (used in) financing activities	34	(2,452)	(365)
Effect of exchange rate fluctuations on cash	38	38	36
Net (decrease) increase in cash and cash equivalents	(1,281)	(3,127)	1,601
Cash and cash equivalents at beginning of year	7,812	10,939	9,338
Cash and cash equivalents at end of year	$ 6,531	$ 7,812	$10,939

See notes to consolidated financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization Fuel-Tech N.V. ("Fuel Tech") is a holding company that provides advanced engineering solutions for the optimization of combustion systems in utility and industrial applications. Fuel Tech's primary focus, through its wholly owned subsidiary, Fuel Tech, Inc. ("FTI"), is on the worldwide marketing and sale of its NOxOUT Process and related technologies as well as its FUEL CHEM fuel treatment chemical product line. The NOxOUT Process reduces nitrogen oxide ("NOx") emissions from boilers, furnaces and other stationary combustion sources. FUEL CHEM is based on Fuel Tech's proprietary Targeted In-Furnace Injection technology in the unique application of specialty chemicals to improve the performance of combustion units. Fuel Tech's business is materially dependent on the continued existence and enforcement of air quality regulations, particularly in the United States. Fuel Tech has expended significant resources in the research and development of new technologies in building its proprietary portfolio of air pollution control, fuel treatment chemicals, computer modeling and advanced visualization technologies.

International revenues were $4.7 million, $4.8 million and $3.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. These amounts represented 15%, 13% and 12% of Fuel Tech's total revenues for the respective periods of time. Foreign currency changes did not have a material impact on the calculation of these percentages.

Basis of Presentation The consolidated financial statements include the accounts of Fuel Tech and its wholly owned subsidiaries. All intercompany transactions have been eliminated.

Reclassifications Certain amounts included in prior year financial statements have been reclassified to conform to the current year presentation.

Use of Estimates The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation The functional currency for Fuel Tech's foreign subsidiaries is the respective local currency. Accordingly, assets and liabilities are translated into U.S. dollars at current exchange rates, and revenues and expenses are translated using average rates of exchange prevailing during the year. Adjustments resulting from translation of financial statements denominated in currencies other than the U.S. dollar are included in accumulated other comprehensive income or loss. Foreign currency transaction gains and losses are included in the determination of net income.

Cash Equivalents and Financial Instruments Fuel Tech considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2004, substantially all of Fuel Tech's cash and cash equivalents are on deposit with two financial institutions. All financial instruments are reflected in the accompanying balance sheets at amounts that approximate fair market value.

Derivative Financial Instruments Effective January 1, 2001, Fuel Tech adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in accumulated other comprehensive income or loss, and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

Interest Rate Risk Management Fuel Tech used an interest rate derivative instrument (an interest rate swap) to manage exposure to interest rate changes. Fuel Tech had entered into an interest rate swap transaction that fixed the rate of interest at 8.91% on approximately 50% of the outstanding principal balance during the term of the loan. The term of the swap was from October 22, 1999 until October 22, 2002, at which date it expired.

Foreign Currency Risk Management Fuel Tech's earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Fuel Tech does not enter into foreign currency forward contracts or into foreign currency option contracts to manage this risk due to the immaterial nature of the transactions involved.

Accounts Receivable Accounts receivable includes unbilled receivables, representing costs and estimated earnings in excess of billings on contracts under the percentage of completion method. At December 31, 2004 and 2003, unbilled receivables were approximately $93,000 and $625,000, respectively. The allowance for doubtful accounts is established based on Fuel Tech's historical level of write-off activity and management's review of specific accounts at each reporting date.

Goodwill and Other Intangibles Effective January 1, 2002, Fuel Tech adopted FASB Statement No. 142, "Goodwill and Other Intangible Assets." Under the guidance of this statement, goodwill and indefinite-lived intangible assets are no longer amortized, but rather, are required to be reviewed annually or more frequently if indicators arise, for impairment. The evaluation of impairment involves comparing the current fair value of the business to the recorded value. Fuel Tech uses a discounted cash flow model (DCF) to determine the current fair value of its reporting units. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce and working capital changes. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. However, actual fair values that could be realized in an actual transaction may differ from those used to evaluate the impairment of goodwill. Fuel Tech's annual fair value measurement test revealed no evidence of impairment.

Fuel Tech reviews other intangible assets, which include a customer list, a covenant not to compete and patent assets, for impairment on a recurring basis or when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Management considers historical experience and all available information at the time the estimates of future cash flows are made, however, the actual cash values that could be realized may differ from those that are estimated.

On September 30, 2003, the Company's wholly owned subsidiary, FTI, acquired the fuel additive business of Martin Marietta Magnesia Specialties, LLC (MMMS). The aggregate purchase price was $1,348,000, paid in cash. The following table summarizes the estimated fair values of the assets acquired.

Equipment	$ 50,000
Customer list	1,198,000
Covenant not to compete	100,000
Total	$1,348,000

The amount of $1,298,000, representing the value of the customer list and the covenant not to compete, was recorded in other intangible assets on the consolidated balance sheet. The customer list is being amortized over a period of 15 years while the covenant not to compete is being amortized over six years. The estimated amortization expense related to these intangible assets is expected to approximate $100,000 per year for the five-year period ending December 31, 2009.

Included with other intangible assets on the consolidated balance sheet are third-party costs related to the development of patents. As of December 31, 2004 and 2003, the net patent asset balance was $165,000 and $272,000, respectively. The third-party costs capitalized during the year ended December 31, 2004 and 2003 were $47,000 and $23,000, respectively. Third-party costs are comprised of legal fees that relate to the review and preparation of patent disclosures and filing fees incurred to present the patents to the required governing body.

Fuel Tech's intellectual property has been the primary building block for the Air Pollution Control and Fuel treatment chemical product lines. The patents are essential to the generation of revenue for Fuel Tech's businesses and are essential to protect Fuel Tech from competition in the markets in which it serves. These costs are being amortized on the straight-line method over a period of 10 years from the date of patent issuance. Patent maintenance fees are charged to operations as incurred. Further, the estimated amortization expense related to Fuel Tech's intangible patent assets is expected to approximate $20,000 per year for the five-year period ending December 31, 2009.

Fuel Tech reviews other intangible assets, which include a customer list, a covenant not to compete and patent assets, for impairment on a recurring basis or when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Management considers historical experience and all available information at the time the estimates of future cash flows are made; however, the actual cash values that could be realized may differ from those that are estimated. The impact of impairment losses on Fuel Tech was $113,000 and $32,000 for the years ended December 31, 2004 and 2003, respectively, and such amounts are recorded in the "Other (expense) income, net" line item in the consolidated statements of operations.

Equipment Equipment is stated on the basis of cost. Provisions for depreciation are computed by the straight-line method, using estimated useful lives as follows:

Laboratory equipment	5–10 years
Furniture and fixtures	3–10 years
Field equipment	3–4 years
Vehicles	3 years
Computer equipment and software	2–3 years

Revenue Recognition Fuel Tech uses the percentage of completion method of accounting for certain long-term equipment construction and license contracts. Under the percentage of completion method, sales and gross profit are recognized as work is performed based on the relationship between actual construction costs incurred and total estimated costs at completion. Sales and gross profit are adjusted for revisions in completion estimates and contract values in the period in which the facts giving rise to the revisions become known. Revenues from the sales of chemical products are recorded when title transfers, either at the point of shipment or at the point of destination, depending on the contract with the customer.

Distribution Costs Fuel Tech classifies shipping and handling costs in cost of sales in the consolidated statement of operations.

Income Taxes Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

For financial statement purposes, Fuel Tech records a valuation allowance to offset the tax benefit of deductible temporary differences and net operating loss and tax credit carryforwards. Upon review of its potential sources of taxable income, Fuel Tech has concluded that it is more likely than not that some portion of the deferred tax asset will not be realized. Fuel Tech considers the following in the determination: taxable temporary differences that generate taxable income in the future; the ability to carryback the net operating loss; projections of future taxable income; and tax planning strategies that can be readily implemented. Fuel Tech is a company whose revenues are generated from a customer base that is heavily regulated. This fact lends some uncertainty to the ability of the Company to project forward-looking income with precision.

Stock-Based Compensation Fuel Tech accounts for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees (APB No. 25)." Under Fuel Tech's current plans, options may be granted at not less than the fair market value on the date of grant, and therefore, no compensation expense is recognized for the stock options granted.

If compensation expense for Fuel Tech's plans had been determined based on the fair value at the grant dates for awards under its plans, consistent with the method described in SFAS No. 123, Fuel Tech's net income and income per share would have been adjusted as follows for the years ended December 31:

(in thousands, except share data)	2004	2003	2002
Net income			
As reported	$1,572	$1,120	$3,057
As adjusted	807	363	2,083
Basic and diluted income per share:			
Basic—as reported	$ 0.08	$ 0.06	$ 0.16
Basic—as adjusted	$ 0.04	$ 0.02	$ 0.11
Diluted—as reported	$ 0.07	$ 0.05	$ 0.14
Diluted—as adjusted	$ 0.04	$ 0.02	$ 0.09

In accordance with the provisions of SFAS No. 123, the "As adjusted" disclosures include only the effect of stock options granted after 1994. The application of the "As adjusted" disclosures presented above are not representative of the effects SFAS No. 123 may have on such operating results in future years due to the timing of stock option grants and considering that options vest over a period of immediately to four years.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," (SFAS No. 123R). SFAS No. 123R eliminates the intrinsic value method under APB No. 25, and requires Fuel Tech to use a fair-value based method of accounting for share-based payments. Under APB No. 25, no compensation cost related to stock options is recognized in the consolidated statements of operations. SFAS No. 123R requires that compensation cost for employee services received in exchange for an award of equity instruments be recognized in the consolidated statements of operations based on the grant-date fair value of that award. That cost recognized at the grant-date will be amortized in the consolidated statements of operations over the period during which an employee is required to provide service in exchange for that award (requisite service period). For the Company, SFAS No. 123R is effective as of the beginning of the third quarter of 2005. The Company is still evaluating the impact and has the option to use the modified prospective or modified retrospective methods upon adoption of SFAS No. 123R. We have no reason to believe that the amounts reported as a result of the adoption will be materially different from the prior disclosed amounts.

Basic and Diluted Earnings Per Common Share Basic earnings per share exclude the dilutive effects of stock options and of the nil coupon non-redeemable convertible unsecured loan notes (see Note 4). Diluted earnings per share include the dilutive effect of the nil coupon non-redeemable convertible unsecured loan notes and of stock options and warrants. The following table sets forth the weighted-average shares used at December 31 in calculating earnings per share (in thousands):

	2004	2003	2002
Basic weighted-average shares	19,517	19,637	19,350
Conversion of unsecured loan notes	85	85	85
Unexercised options and warrants	2,553	2,690	3,002
Diluted weighted-average shares	22,155	22,412	22,437

2. TAXATION

The components of income (loss) before taxes for the years ended December 31 are as follows (in thousands):

Origin of income (loss) before taxes	2004	2003	2002
United States	$ 1,218	$ 2,210	$ 3,689
Foreign	(1,052)	(1,090)	(782)
Income before taxes	$ 166	$ 1,120	$ 2,907

Significant components of the income tax (benefit) provision for the years ended December 31 are as follows (in thousands):

	2004	2003	2002
Current:			
Federal	$ —	$ 36	$ —
State	94	—	(150)
Other	20	—	—
Total current	114	36	(150)
Deferred:			
Federal	1,512	5,072	2,478
State	204	725	354
Change in valuation allowance	(3,236)	(5,833)	(2,832)
Total deferred	(1,520)	(36)	—
Benefit for income taxes	$(1,406)	$ —	$ (150)

A reconciliation between the (benefit) provision for income taxes calculated at the U.S. federal statutory income tax rate and the consolidated (benefit) provision in the consolidated statements of operations for the years ended December 31 is as follows (in thousands):

	2004	2003	2002
Provision at the U.S. federal statutory rate	$ 58	$ 392	$ 1,040
Foreign losses without tax benefit	368	382	274
Valuation allowance adjustment	(1,926)	(774)	(1,314)
State income taxes	94	—	(150)
Benefit for income taxes	$(1,406)	$ —	$ (150)

The deferred tax liabilities and assets at December 31 are as follows:

	2004	2003
Deferred tax liabilities:		
Patents	$ (66,000)	$ (109,000)
Goodwill	(128,000)	(42,000)
Total deferred tax liability	(194,000)	(151,000)
Deferred tax assets:		
Net operating loss carryforwards	5,140,000	6,994,000
Accounts receivable	30,000	112,000
Warranty reserve	55,000	70,000
Research credit	813,000	555,000
Alternative minimum tax credit	144,000	124,000
Total deferred tax asset	6,182,000	7,855,000
Valuation allowances for deferred tax assets	(4,344,000)	(7,580,000)
Deferred tax assets net of valuation allowances	1,838,000	275,000
Net deferred tax asset	$ 1,644,000	$ 124,000

Fuel Tech's income tax benefit of $1,406,000 for 2004 predominantly represents the recording of a reduction in the deferred tax asset valuation allowance representing the anticipated utilization of net operating loss carryforwards in subsequent years as noted above. Based on a review of both historical and projected taxable income, Fuel Tech concluded that it is more likely than not that some portion of the net operating losses will be utilized in subsequent years and that a reduction in the deferred tax asset valuation allowance needed to be recorded. The $94,000 in tax expense that offsets this amount primarily represents state income tax expense. Fuel Tech did not record a financial impact from income taxes in 2003 and the income tax benefit of $150,000 that was recorded in 2002 represented a reduction in the reserve for prior years' state income tax refunds receivable.

The $3.2 million reduction in the valuation allowance from December 31, 2003 to December 31, 2004 is primarily due to the following:

— $1.8 million is due to the utilization ($0.4 million) and expiration ($1.4 million) of net operating loss carryforwards in 2004

— $1.5 million is due to a reduction in the valuation allowance for net operating loss carryforwards. Based on a review of both historical and projected taxable income, Fuel Tech concluded that it is more likely than not that some portion of the net operating losses will be utilized in subsequent years and that a reduction in the deferred tax asset valuation allowance was required.

— The offsetting $0.1 million is due to the net change in deferred tax assets

At December 31, 2004, FTI had tax losses available for offset against future years' earnings of approximately $12.8 million in the United States. In 2004, approximately $3.7 million in tax losses expired while $.9 million were utilized. Under the provisions of the U.S. Tax Reform Act of 1986, utilization of Fuel Tech's U.S. federal income tax loss carryforwards may be limited should ownership changes exceed 50% within a three-year period. The remaining U.S. federal tax loss carryforwards expire as follows (in thousands):

2005	$ 5,467
2006	1,987
2007	2,325
2008	1,480
2009	220
2010	309
2011	884
2012	40
2021	117
	$12,829

3. COMMON SHARES

At December 31, 2004, Fuel Tech had 19,529,952 Common Shares issued, with an additional 84,787 shares reserved for issuance upon conversion of the nil coupon non-redeemable convertible unsecured loan notes (see Note 4) and 2,810,000 shares reserved for issuance upon the exercise of stock options, 1,806,125 of which are currently exercisable (see Note 5).

4. NIL COUPON NON-REDEEMABLE CONVERTIBLE UNSECURED LOAN NOTES

At December 31, 2004, 2003 and 2002, Fuel Tech had $532,000 principal amount of nil coupon non-redeemable convertible unsecured perpetual loan notes (the "Loan Notes") outstanding. The Loan Notes are convertible at any time into Common Shares at rates of $6.50 or $11.43 per share. The Loan Notes bear no interest and have no maturity date. They are generally repayable only in the event of Fuel Tech's dissolution and, accordingly, have been classified within shareholders' equity in the accompanying balance sheet.

There were no conversions in 2004 or 2003, however, during 2002 Loan Notes in the principal amount of $2,125,000 were converted into 185,937 Common Shares.

5. STOCK OPTIONS AND WARRANTS

Fuel Tech has granted stock options under the 1993 Incentive Plan ("1993 Plan"). Under the 1993 Plan, awards may be granted to participants in the form of Non-Qualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Performance Awards, Bonuses or other forms of share-based or non-share-based awards or combinations thereof. Participants in the 1993 Plan may be such of Fuel Tech's directors, officers, employees, consultants or advisors (except consultants or advisors in capital-raising transactions) as the directors determine are key to the success of Fuel Tech's business. The amount of shares that may be issued or reserved for awards to participants under a 2004 amendment to the 1993 Plan is 12.5% of outstanding shares calculated on a fully-diluted basis. In 2004, 2003 and 2002, 408,000, 475,500 and 424,000 options, respectively, were granted to employees and directors.

The modified Black-Scholes option-pricing model was used to estimate the fair value of employee stock options for the SFAS No. 123 pro forma disclosure in Note 1. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because Fuel Tech's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The fair value of each option grant, for "As adjusted" disclosure purposes in Note 1, was estimated on the date of grant using the modified Black-Scholes option pricing model with the following weighted-average assumptions:

	2004	2003	2002
Expected dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	3.60%	2.80%	2.60%
Expected volatility	62.3%	59.1%	74.7%
Expected life of option	4 years	4 years	4 years

The following table presents a summary of Fuel Tech's stock option activity and related information for the years ended December 31:

	2004		2003		2002	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	2,447,050	$3.00	2,207,000	$2.71	2,155,500	$2.34
Granted	408,000	4.67	475,500	3.93	424,000	5.82
Exercised	(19,425)	1.74	(207,950)	2.16	(243,250)	2.20
Expired or forfeited	(25,625)	4.82	(27,500)	3.99	(129,250)	6.23
Outstanding at end of year	2,810,000	$3.24	2,447,050	$3.00	2,207,000	$2.71
Exercisable at end of year	1,806,125	$2.65	1,436,050	$2.28	1,220,625	$2.30
Weighted-average fair value of options granted during the year		$2.31		$1.89		$3.31

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$1.47–$3.26	1,505,500	4.55 years	$1.90	1,404,375	$1.91
$3.60–$6.27	1,304,500	8.56 years	$4.78	401,750	$5.23
$1.47–$6.27	2,810,000	6.41 years	$3.24	1,806,125	$2.65

In addition to the above, Fuel Tech has 2,552,500 warrants outstanding to purchase Common Shares at an exercise price of $1.75. The warrants expire on April 30, 2008.

6. COMMITMENTS

Operating Leases Fuel Tech leases office space, autos and certain equipment under agreements expiring on various dates through 2010. Future minimum lease payments under noncancellable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2004 are as follows (in thousands):

Year of Payment	Amount
2005	$457
2006	458
2007	449
2008	430
2009	324
Thereafter	21

For the years ended December 31, 2004, 2003 and 2002, rent expense approximated $640,000, $618,000 and $584,000, respectively.

Fuel Tech has a sublease agreement that obligates the lessee to make future payments. The sublease obligations noted below are related to a sublease agreement between Fuel Tech, Inc. (FTI) and American Bailey Corporation (ABC). ABC will reimburse FTI for its share of lease and lease-related expenses under FTI's January 29, 2004 lease of its executive offices in Stamford, Connecticut. Please refer to Note 8 to the consolidated financial statements for a discussion of the relation between FTI and ABC. The future minimum lease payments under this noncancellable sublease as of December 31, 2004 are as follows (in thousands):

Year of Payment	Amount
2005	$96
2006	96
2007	96
2008	96
2009	96
Thereafter	8

The terms of the two primary lease arrangements are as follows:

—The Batavia, Illinois building lease term runs from June 1, 1999 to May 31, 2009.

—The current Stamford, Connecticut building lease term runs from February 1, 2004 to January 31, 2010. Fuel Tech was provided with a 10-month "free rent" period under this lease, and the total minimum lease payments are being amortized over the lease term. The deferred rent liability is $197,000 at December 31, 2004, of which $20,000 and $177,000 are recorded in current "Other accrued liabilities" and long-term "Other liabilities," respectively on the consolidated balance sheet. Under the sublease noted above, ABC was also provided with a 10-month "free rent" period, and the total minimum lease rentals are also being amortized over the lease term. The deferred rent receivable is $74,000 at December 31, 2004, of which $8,000 and $66,000 are recorded in current "Prepaid expenses and other current assets" and long-term "Other assets," respectively, on the consolidated balance sheet.

The prior Stamford, Connecticut building lease term ran from April 30, 1999 to April 30, 2004.

None of Fuel Tech's lease arrangements are adjusted based on an index feature.

Performance Guarantees The majority of Fuel Tech's long-term equipment construction contracts contain language guaranteeing that the performance of the system that is being sold to the customer will meet specific criteria. On occasion, bank performance guarantees and letters of credit are issued to the customer in support of the construction contracts as follows:

—In support of the warranty period defined in the contract, or

—In support of the system performance criteria that are defined in the contract

As of December 31, 2004, Fuel Tech has outstanding bank performance guarantees and letters of credit in the amount of $258,000 in support of equipment construction contracts that have not completed their final acceptance test or that are still operating under a warranty period. Management of Fuel Tech believes that these projects will be successfully completed and that there will not be a materially adverse impact on Fuel Tech's operations from these bank performance guarantees and letters of credit.

7. DEBT FINANCING

Fuel Tech, Inc. (FTI) had a $10.0 million revolving credit facility expiring July 31, 2004, which was collateralized by all personal property owned by FTI. Effective June 30, 2004, FTI amended the facility to increase the line to $15.0 million, and extend the expiration date until July 31, 2006. FTI can use this facility for cash advances and standby letters of credit. Cash advances under this facility bear interest based on the following:

—The Bank Prime Rate reduced by a range of zero to 50 basis points, or

—The Bank Interbank Offering Rate increased by a range of 200 to 250 basis points

The Company can choose which rate to apply to borrowings.

At December 31, 2004, the bank had provided standby letters of credit, predominantly to customers, totaling approximately $378,000 in connection with contracts in process. This amount includes the $258,000 in bank performance guarantees and letters of credit as referred to in Note 6 to the consolidated financial statements. FTI is committed to reimbursing the issuing bank for any payments made by the bank under these letters of credit. At December 31, 2004, there were no cash borrowings under the revolving credit facility and approximately $14,622,000 was available for utilization.

Interest payments were $39,000 and $156,000 for the years ended December 31, 2003 and 2002, respectively. There were no required interest payments in 2004.

8. RELATED PARTY TRANSACTIONS

As of December 31, 2004, Fuel Tech has a 10.6% common stock ownership interest in Clean Diesel Technologies, Inc. (CDT), which is being accounted for using the cost method. Fuel Tech is precluded from selling its interest in CDT except pursuant to a registration statement, or in a broker/dealer transaction within the limitations of Rule 144 of the Securities and Exchange Commission (SEC), or in an exempt private placement within the limitations of Rule 144 of the SEC. Fuel Tech's investment in CDT, whose shares are publicly traded on the OTC Bulletin Board and the Alternative Investment Market of the London Stock Exchange, had a market value of $3.1 million at December 31, 2004, which is not reflected on Fuel Tech's balance sheet.

In November 2000, Fuel Tech committed to lend CDT $250,000 as part of a $1.0 million loan facility between CDT, Fuel Tech and other entities. In December 2000, Fuel Tech loaned CDT $125,000 as its share of the first $500,000 draw down under the terms of the loan facility. This amount was included in the prepaid expenses and other current assets line item on the consolidated balance sheet as of December 31, 2000. In March 2001, Fuel Tech loaned CDT $125,000 as its share of the second $500,000 draw down under the terms of the loan facility. The principal balance on both loan installments, with accrued interest at 10% per annum, was payable on May 14, 2002. For its participation in the loan facility and for its $250,000 contribution, Fuel Tech received 25,000 warrants to purchase CDT common stock. The warrants have an exercise price of $2.00 and can be exercised on or before November 14, 2010. Because of the continuing losses incurred by CDT, the carrying value of the loans was reduced to $0 as of December 31, 2001 based on Fuel Tech's pro-rata share of the losses incurred. Consequently, a $250,000 loss was recorded during 2001. In the first quarter of 2002, CDT repaid the entire amount of the loans plus interest. The payment of the $250,000 principal value of the loan was recorded as income in the first quarter of 2002, along with approximately $24,000 in interest income. The value assigned to the warrants on the consolidated balance sheet at December 31, 2004 and 2003 is not significant.

On August 3, 1995, Fuel Tech signed a Management and Services Agreement with CDT. According to the agreement, CDT is to reimburse Fuel Tech for management, services and administrative expenses incurred by Fuel Tech on behalf of CDT. Additionally, Fuel Tech charges CDT an additional 3% of such costs annually. For the years ended December 31, 2004, 2003 and 2002, $70,000, $69,000 and $69,000, respectively, was charged to CDT as a management fee.

Pursuant to an assignment agreement of certain technology to CDT, Fuel Tech is due royalties from CDT of 2.5% of CDT's annual revenue from sales of CDT's Platinum Fuel Catalyst, commencing in 1998. The royalty obligation expires in 2008. CDT may terminate the royalty obligation to Fuel Tech by payment of $12 million commencing in 1998 and declining annually to $1,090,910 in 2008. CDT as assignee and owner will maintain the technology at its own expense. To date, Fuel Tech has received approximately $14,000 in royalties. Fuel Tech intends to record royalties from CDT on a cash basis.

On April 30, 1998, FTI entered into an agreement with American Bailey Corporation (ABC) for it to provide certain management and consulting services to FTI. Principals of ABC currently own 24% of Fuel Tech's Common Shares and also own warrants to purchase an additional 2.6 million shares, which expire on April 30, 2008. No fees were to be payable under the agreement for the first 24 months. This agreement was amended in 1999 to extend its term to April 30, 2002, and provide for the payment of a management fee of $10,417 per month commencing September 1, 1999, through May 1, 2000, and $20,833 per month until the termination of the agreement. The agreement was further amended effective May 1, 2002 to increase the management fee to $29,167 per month until the termination of the agreement as of April 30, 2004. Effective January 1, 2004, this agreement was terminated.

As of January 1, 2004, two former employees of ABC who were Directors of Fuel Tech became employees of FTI. Concurrently, in early 2004, a new agreement was put in place between FTI and ABC. Effective January 1, 2004, a compensation agreement was established whereby ABC will reimburse FTI for certain services that employees of FTI will provide to ABC. In addition, ABC is a sublessee under FTI's January 29, 2004 lease of its executive offices in Stamford, Connecticut. ABC will reimburse FTI for its share of lease and lease-related expenses under the sublease agreement. Please refer to Note 6 to the consolidated financial statements for a further discussion of this topic.

9. DEFINED CONTRIBUTION PLAN

Fuel Tech has a retirement savings plan available for all U.S. employees who have met minimum length-of-service requirements. Fuel Tech's contributions are determined based upon amounts contributed by Fuel Tech's employees with additional contributions made at the discretion of Fuel Tech's Board of Directors. Costs related to this plan were $300,000, $341,000 and $180,000 in 2004, 2003 and 2002, respectively.

10. BUSINESS SEGMENT, GEOGRAPHIC AND QUARTERLY FINANCIAL DATA

Business Segment Financial Data Fuel Tech is organized into three reportable segments—two that provide advanced engineering solutions for the optimization of combustion systems in utility and industrial applications and one that markets and sells visualization software.

The two segments that comprise the advanced engineering solutions product offerings are as follows:

—The nitrogen oxide reduction technology segment, which includes the NOxOUT, NOxOUT CASCADE, and NOxOUT SCR processes for the reduction of nitrogen oxide emissions in flue gas from boilers, incinerators, furnaces and other stationary combustion sources, and

—The fuel treatment chemical segment, which uses chemical processes for the control of slagging, fouling, and corrosion and for plume abatement in furnaces and boilers through the addition of chemicals into the fuel or by Targeted In-Furnace Injection.

The visualization software segment does not meet the materiality test for disclosure and is aggregated in "Other" below. In addition, "Other" also includes those profit and loss items not allocated by Fuel Tech to each reportable segment. Lastly, there are no intersegment sales that require elimination.

Fuel Tech evaluates performance and allocates resources based on reviewing gross margin by reportable segment. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Fuel Tech does not review assets by reportable segment, but rather, in aggregate for the Company as a whole.

Information about reporting segment net sales and gross margin are provided below:

For the year ended December 31, 2004	Nitrogen Oxide Reduction	Fuel Treatment Chemical	Other	Total
Net sales from external customers	$14,602,000	$16,216,000	$ 14,000	$30,832,000
Cost of sales	8,458,000	7,797,000	311,000	16,566,000
Gross margin	6,144,000	8,419,000	(297,000)	14,266,000
Selling, general and administrative	—	—	12,775,000	12,775,000
Research and development	—	—	1,242,000	1,242,000
Operating income	$ 6,144,000	$ 8,419,000	$(14,314,000)	$ 249,000

For the year ended December 31, 2003	Nitrogen Oxide Reduction	Fuel Treatment Chemical	Other	Total
Net sales from external customers	$25,404,000	$10,315,000	$ 17,000	$35,736,000
Cost of sales	16,886,000	4,672,000	231,000	21,789,000
Gross margin	8,518,000	5,643,000	(214,000)	13,947,000
Selling, general and administrative	—	—	11,659,000	11,659,000
Research and development	—	—	1,287,000	1,287,000
Operating income	$ 8,518,000	$ 5,643,000	$(13,160,000)	$ 1,001,000

For the year ended December 31, 2002	Nitrogen Oxide Reduction	Fuel Treatment Chemical	Other	Total
Net sales from external customers	$25,491,000	$ 7,136,000	$ —	$32,627,000
Cost of sales	14,902,000	3,268,000	62,000	18,232,000
Gross margin	10,589,000	3,868,000	(62,000)	14,395,000
Selling, general and administrative	—	—	10,232,000	10,232,000
Research and development	—	—	1,455,000	1,455,000
Operating income	$10,589,000	$ 3,868,000	$(11,749,000)	$ 2,708,000

Geographic Segment Financial Data Information concerning Fuel Tech's operations by geographic area is provided below. Revenues are attributed to countries based on the location of the customer. Assets are those directly associated with operations of the geographic area.

	For the years ended December 31		
	2004	2003	2002
Net sales:			
United States	$26,093,000	$30,965,000	$28,724,000
Foreign	4,739,000	4,771,000	3,903,000
	$30,832,000	$35,736,000	$32,627,000

	December 31		
	2004	2003	2002
Assets:			
United States	$21,641,000	$19,487,000	$24,393,000
Foreign	2,187,000	2,111,000	1,476,000
	$23,828,000	$21,598,000	$25,869,000

Quarterly Financial Data Set forth below are the unaudited quarterly financial data for the fiscal years ended December 31, 2004 and 2003.

	For the quarters ended			
(in thousands, except share data)	March 31	June 30	September 30	December 31
2004[a,b]				
Net sales	$6,152	$7,352	$ 9,577	$7,751
Cost of sales	3,216	4,196	4,813	4,341
Net (loss) income	(531)	(308)	1,001	1,410
Net (loss) income per Common Share:				
Basic	$ (0.03)	$ (0.02)	$ 0.05	$ 0.07
Diluted	$ (0.03)	$ (0.02)	$ 0.05	$ 0.06
2003				
Net sales	$8,036	$9,968	$10,178	$7,554
Cost of sales	5,409	6,411	5,592	4,377
Net (loss) income	(517)	600	1,317	(280)
Net (loss) income per Common Share:				
Basic	$ (0.03)	$ 0.03	$ 0.07	$ (0.01)
Diluted	$ (0.03)	$ 0.03	$ 0.06	$ (0.01)

(a) Based on a review of both historical and projected taxable income, Fuel Tech concluded that it is more likely than not that some portion of its net operating losses would be utilized in subsequent years and that a reduction in the deferred tax asset valuation allowance needed to be recorded. Fuel Tech recorded a reduction in the deferred tax asset valuation allowance of $1,500,000 in the fourth quarter of 2004, representing the anticipated utilization of net operating loss carryforwards in subsequent years.

(b) Fuel Tech recorded additional lease expense of $123,000 (net of sublease income) in the fourth quarter of 2004 related to the calculation of straight-line rent expense for its Stamford, Connecticut lease. The effect of this adjustment on the quarterly net (loss) income for the quarters ended March 31, 2004, June 30, 2004, September 30, 2004 and December 31, 2004, was ($25,000), ($37,000), ($37,000) and ($24,000), respectively. These amounts are reflected in the quarterly results in the above table. Please refer to Note 6 to the consolidated financial statements.

The total of the basic and diluted net (loss) income amounts per share for the four quarters ending December 31, 2004 does not sum to the amounts presented on the consolidated statements of operations for the year ending December 31, 2004 due to rounding.

11. PARENT COMPANY FINANCIAL STATEMENTS

Balance Sheets *(at December 31)*	2004	2003
Assets:		
Receivable and other current assets	$ 145,000	$ 96,000
Investments in subsidiaries	18,958,000	17,305,000
Total assets	$19,103,000	$17,401,000
Liabilities and shareholders' equity:		
Liabilities:		
Accounts payable and accrued expenses	$ 148,000	$ 90,000
Shareholders' equity	18,955,000	17,311,000
Total liabilities and shareholders' equity	$19,103,000	$17,401,000

Statements of Operations *(for the years ended December 31)*	2004	2003	2002
Loss from operations	$ (772,000)	$ (763,000)	$ (710,000)
Interest and other income, net	—	—	222,000
Income from equity investment in subsidiary	2,344,000	1,883,000	3,545,000
Net income	$ 1,572,000	$ 1,120,000	$3,057,000

Statements of Cash Flow *(for the years ended December 31)*	2004	2003	2002
Operating activities:			
Net cash used in operating activities	$ (764,000)	$ (880,000)	$ (757,000)
Investing activities:			
Repayment from CDT of outstanding loan	—	—	250,000
Net cash provided by investing activities	—	—	250,000
Financing activities:			
Repayments from FTI	730,000	1,532,000	(28,000)
Exercise of stock options	34,000	323,000	535,000
Purchase of treasury stock/other	—	(35,000)	—
Purchase of shares to be retired	—	(940,000)	—
Net cash provided by investing activities	764,000	880,000	507,000
Net decrease in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of period	—	—	—
Cash and cash equivalents at end of period	$ —	$ —	$ —

Basis of Presentation: In the parent company financial statements, Fuel Tech's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. Fuel Tech's share of net income of its unconsolidated subsidiaries is included in consolidated income using the equity method. The parent company financial statements should be read in conjunction with Fuel Tech's consolidated financial statements.

12. SUBSEQUENT EVENT

Effective March 1, 2005, Fuel Tech announced that it would discontinue commercialization activities associated with its ACUITIV visualization software business. The software will continue to be maintained and utilized internally on a prospective basis because it is an essential tool in the design, marketing and sale of Fuel Tech's NOx reduction and FUEL CHEM product applications. As part of the cessation of activities, Fuel Tech will record a charge of approximately $40,000 in the first quarter of 2005, representing severance obligations for three employees.

Effective December 31, 2004, patent assets related to the ACUITIV visualization software business were deemed impaired. The impact of the impairment loss for Fuel Tech was $88,000 and was recorded in the "Other (expense) income, net" line item in the consolidated statements of operations.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

None

CONTROLS AND PROCEDURES

Disclosure controls and procedures

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Fuel Tech's management carried out an evaluation, with the participation of Fuel Tech's Chief Executive Officer and Chief Financial Officer, of the effectiveness of Fuel Tech's disclosure controls and procedures, as of the end of the last fiscal quarter.

In performing the evaluation, one instance was found where the procedures and controls were insufficient to ensure that infrequent or unusual business transactions, such as lease agreements, are analyzed, recorded, and monitored in the context of authoritative accounting guidance such that these transactions are recognized in accordance with generally accepted accounting principles. Rent expense during the year was understated due to the accounting treatment for a "free rent" period that was provided in its lease agreement for its corporate headquarters. Fuel Tech had recorded rent expense in accordance with the required rental payment schedule in the lease, rather than amortizing the total minimum lease payments over the full term of the lease. The adjustment for additional rent expense of $123,000 was recorded subsequent to the press release issued on Thursday, March 3, 2005. Fuel Tech has only one other building lease agreement.

Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2004, Fuel Tech's disclosure controls and procedures were not operating effectively to ensure that information required to be disclosed by Fuel Tech in the reports that Fuel Tech files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

Internal control over financial reporting

Management's Report on Internal Control over Financial Reporting and our Independent Registered Public Accounting Firm's Attestation Report are included in "Financial Statements and Supplementary Data."

Change in internal control over financial reporting

Except as disclosed in the Remediation Steps to Address Material Weakness on page 16, there was no change in Fuel Tech's internal control over financial reporting that was identified in connection with such evaluations that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, Fuel Tech's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Fuel-Tech N.V.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Fuel-Tech N.V. did not maintain effective internal control over financial reporting as of December 31, 2004, because of the insufficient procedures and controls to ensure that infrequent or unusual business transactions are analyzed, recorded, and monitored, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Fuel-Tech N.V.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment. Management concluded that the procedures and controls were insufficient to ensure that infrequent or unusual business transactions, such as lease agreements, are analyzed, recorded, and monitored in the context of authoritative accounting guidance such that these transactions are recognized in accordance with generally accepted accounting principles. Rent expense during the year had been understated due to not properly accounting for a "free rent" period that was provided in its lease agreement for its corporate headquarters. An adjustment for additional rent expense was recorded subsequent to the press release issued on Thursday, March 3, 2005. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2004 financial statements, and this report does not affect our report dated March 14, 2005 on these financial statements.

In our opinion, management's assessment that Fuel-Tech N.V. did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Fuel-Tech N.V. has not maintained effective internal control over financial reporting as of December 31, 2004, based on the COSO control criteria.

Ernst + Young LLP

Chicago, Illinois
March 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Fuel-Tech N.V.

We have audited the accompanying consolidated balance sheets of Fuel-Tech N.V. as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fuel-Tech N.V. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Fuel-Tech N.V.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005 expressed an unqualified opinion on management's assessment and an adverse opinion on the effectiveness of internal control over financial reporting thereon.

Ernst + Young LLP

Chicago, Illinois
March 14, 2005

TABLE OF DEFINED TERMS

TERM	DEFINITION
ABC	American Bailey Corporation
ACUITIV™	A trademark used to describe Fuel Tech's advanced visualization software
AES	Advanced Engineering Services
APC	Air Pollution Control
CAAA	Clean Air Act Amendments of 1990
CDT	Clean Diesel Technologies, Inc.
CFD	Computational Fluid Dynamics
Common Shares	Shares of the Common Stock of Fuel Tech
Common Stock	Common Stock of Fuel Tech
EPA	Environmental Protection Agency
EPRI	Electric Power Research Institute
FTI	Fuel Tech, Inc.
FUEL CHEM®	A trademark used to describe Fuel Tech's fuel and flue gas treatment processes, including its Targeted In-Furnace Injection programs for slagging, fouling and corrosion control and plume abatement
Fuel Tech	Fuel-Tech N.V. and its subsidiaries and affiliates
Investors	The purchasers of Fuel Tech securities pursuant to a Securities Purchase Agreement as of March 23, 1998
Loan Notes	Nil Coupon Non-redeemable Convertible Unsecured Loan Notes of Fuel Tech
NOx	Oxides of nitrogen
NOxOUT CASCADE®	A trademark used to describe Fuel Tech's combination of NOxOUT and SCR
NOxOUT® Process	A trademark used to describe Fuel Tech's SNCR process for the reduction of NOx
NOxOUT SCR®	A trademark used to describe Fuel Tech's use of urea used as a catalyst reagent
NOxOUT ULTRA®	A trademark used to describe Fuel Tech's process for generating ammonia for use as SCR reagent
Rich Reagent Injection Technology (RRI)	An SNCR-type process that broadens the NOx reduction capability of the NOxOUT Process at a cost similar to NOxOUT. RRI can also be applied on a stand-alone basis.
SCR	Selective Catalytic Reduction
SIP Call	State Implementation Plan Rulemaking Procedure
SNCR	Selective Non-Catalytic Reduction
TIFI	FUEL CHEM's Targeted In-Furnace Injection programs for slagging, fouling and corrosion control and plume abatement

DIRECTORS AND OFFICERS

Ralph E. Bailey
Director, Chairman and
Chief Executive Officer

Douglas G. Bailey
Director and Deputy Chairman;
Chief Executive Officer,
Atlantis Components, Inc.

Steven C. Argabright
President and Chief Operating Officer,
Fuel Tech, Inc.

Vincent J. Arnone
Vice President, Chief Financial Officer
and Treasurer

Miguel Espinosa
Director and Chairman of
Audit Committee; President and
Chief Executive Officer,
The Riverview Group, LLC

Charles W. Grinnell
Director, Vice President, General
Counsel and Corporate Secretary

Thomas L. Jones
Director Nominee; Senior Advisor,
Credit Suisse First Boston

Samer S. Khanachet
Director; President of United
Gulf Management, Inc.

John D. Morrow
Director; Retired Director and
Chief Financial Officer of Conoco Inc.

Thomas S. Shaw, Jr.
Director and Chairman of
Compensation and Nominating
Committee; President and
Chief Operating Officer, Conectiv;
Executive Vice President,
Pepco Holdings, Inc.

CORPORATE INFORMATION

Fuel-Tech N.V.
Castorweg 22-24
Curaçao, Netherlands Antilles
599-9-4613754
599-9-4616501 (Fax)
www.fueltechnv.com

PRINCIPAL SUBSIDIARIES
AND AFFILIATED COMPANIES

Fuel Tech, Inc.
695 East Main Street
Stamford, Connecticut 06901
203-425-9830
203-425-9823 (Fax)
www.fueltechnv.com

512 Kingsland Drive
Batavia, Illinois 60510-2299
630-845-4500
630-845-4501 (Fax)

Fuel Tech SrL
Centro Direzionale
"Le Torri"
Via Marsala, 34/A
21013 Gallarate (Varese)
Italy
39.0331.701110
39.0331.701099 (Fax)

ANNUAL SHAREHOLDERS' MEETING

June 2, 2005 at 10:00 A.M.
Castorweg 22-24
Curaçao, Netherlands Antilles

INDEPENDENT AUDITORS

Ernst & Young LLP
Chicago, Illinois

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
1-800-370-1163
1-201-329-8660
www.melloninvestor.com

INVESTOR RELATIONS

Shareholder inquiries should be directed to:

Tracy H. Krumme
Director, Investor Relations
203-425-9830
tkrumme@fueltechnv.com

STOCK INFORMATION

As of February 7, 2005, there were 356 registered holders and approximately 1,730 beneficial holders of Fuel Tech's Common Shares. The Company's Common Shares are listed on The NASDAQ Stock Market, Inc. (Symbol: FTEK). High and low share prices are as follows:

	2004		2003		2002	
	Share Price		Share Price		Share Price	
	High	Low	High	Low	High	Low
First Quarter	$5.60	$3.40	$5.00	$3.01	$6.82	$4.50
Second Quarter	5.30	3.79	5.85	3.07	7.25	5.20
Third Quarter	5.24	3.94	6.21	4.72	6.64	3.95
Fourth Quarter	5.45	4.15	5.52	2.89	4.95	2.76


FUEL TECH
Technology for a renewed environment™